United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2016

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

NOTICE TO THE MARKET

Vale SA ( “Vale” or “Company”) hereby provides details regarding a news item published in the Estado de Sao Paulo newspaper on April 19, 2016, regarding the understanding on the part of the Superintendence of Corporate Relations ( “SEP “) of the Securities and Exchange Commission (“CVM”) that in the ordinary and extraordinary general meeting (“AGOE”) convened for April 25 this year, prior opportunity must be granted to minority shareholders of the company to try to elect, separately, a full board member for the position currently held by board member Alberto Guth.

The Company wishes to clarify that it does not agree with the SEP’s position, this being the reason for filing, on this date, a Request for Reconsideration pursuant to CVM Resolution No.463 of 25 July 2003.

As set out in its Request for Reconsideration, Vale believes that the SEP’s understanding should be changed, in summary, as follows:

(I) The election of the board member by minority shareholders through separate vote is optional, not obligatory;

(Ii) According to Brazilian Corporate Law, the option to vote separately presupposes the election of the board as a whole, as there is no possibility of holding a separate election to elect an individual board member, where, logically, and pursuant to the provisions of corporate law, there should be a single electoral college;

(Iii) The regulation in paragraph 5 of art. 141 of the Corporate Law is a regulation that restricts the voting rights of the controlling shareholder, and therefore, according to the basic rule of legal interpretation, should be subject to a strict, and not a broad, interpretation.

In view of the above, the Company requests the SEP to reconsider their understanding of the applicability of art. 141, paragraph 5, of Corporate Law in the AGOE of April 25, 2016.

However, if the SEP decides to maintain its understanding, it was filed pursuant to CVM Rule 463, section III, Vale’s Request for Reconsideration be referred for consideration to the Collegiate Body of The Brazilian Securities and Exchange Commission.

Rio de Janeiro, April 22, 2016

Luciano Siani Pires

Executive Officer, Investor Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 24, 2016		Director of Investor Relations